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Filed Pursuant to Rule 424(b)(3)
Registration No. 333-153882

PROSPECTUS

Auction Rate Securities Rights Series G, expiring January 30, 2009

UBS AG is offering Auction Rate Securities Rights, Series G to clients of UBS Securities LLC and UBS Financial Services Inc. who choose to accept the offer described in this prospectus. The Auction Rate Securities Rights, Series G will entitle the holder to sell certain existing auction rate securities held by the holder to UBS AG for a price equal to par value plus accrued but unpaid dividends.

The Auction Rate Securities Rights, Series G are not transferable and will not be listed or displayed on any securities exchange or any electronic communications network.

Before choosing to accept this offer, you should carefully read the discussion of important risks of accepting the Auction Rate Securities Rights under the heading "Risk factors" beginning on page 8 of this prospectus, as well as the information under the heading "Questions and answers about the offer" beginning on page 10 of this prospectus.

This offer is being made pursuant to the settlement described in this prospectus. You should carefully read the summary of the material terms of the settlement under the heading "The offer" beginning on page 20 of this prospectus. The acceptance period for the offer will expire at 5:00 pm (New York City time) on November 14, 2008, unless extended by UBS AG.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Price to public		Underwriting discount		Proceeds to UBS AG

Auction Rate Securities Rights, Series G		(1)		(2)		(1)

Total	US$	0	US$	0	US$	0

(1)
We will not receive cash proceeds from this offer.

(2)
We will not offer the Auction Rate Securities Rights, Series G for sale to or through underwriters, dealers or agents.

We will not offer the Auction Rate Securities Rights, Series G for sale to or through underwriters, dealers or agents. Delivery of the Auction Rate Securities Rights, Series G will be made in book-entry form only through an affiliate of UBS AG promptly after you accept the offer.

The date of this prospectus is October 7, 2008.

G

TABLE OF CONTENTS

Cautionary note regarding forward-looking statements	1
Incorporation of certain information by reference	1
Where you can find more information	3
Presentation of financial information	4
Limitations on enforcement of US laws against UBS AG, its management and others	4
Summary	5
Risk factors	8
Questions and answers about the offer	10
UBS AG	15
Recent developments	17
Capitalization of UBS AG	19
The offer	20
The concurrent offer	27
Funding of the offer	27
Use of proceeds	27
Description of securities	28
United States federal income tax considerations	29
ERISA considerations	30
Plan of distribution	32
Validity of the securities	32
Experts	32

 Cautionary note regarding forward-looking statements

This prospectus contains, or incorporates by reference, statements that constitute "forward-looking statements," including but not limited to statements relating to the risks arising from the current market crisis, other risks specific to our business, strategic initiatives, future business development and economic performance. While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, (1) the extent and nature of future developments in the auction rate securities market and short-term capital markets generally; (2) the extent and nature of future developments in the US mortgage market and in other market segments that have been affected by the current market crisis and developments affecting the availability of funding to us and other financial institutions; (3) other market and macroeconomic developments, including movements in local and international securities markets, credit spreads, currency exchange rates and interest rates; (4) changes in internal risk control and limitations in the effectiveness of our internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (5) the degree to which we are successful in implementing our remediation plans and strategic and organizational changes, and whether those plans and changes will have the effects anticipated; (6) developments relating to UBS AG's access to capital and funding, including any changes in our credit spreads and ratings; (7) changes in the financial position or creditworthiness of our customers, obligors and counterparties, and developments in the markets in which they operate; (8) management changes and changes to the structure of our Business Groups; (9) the occurrence of operational failures, such as fraud, unauthorized trading or systems failures; (10) legislative, governmental and regulatory developments, including the possible imposition of more stringent capital requirements and of direct or indirect regulatory constraints on our business activities; (11) the possible consequences of ongoing governmental investigations of certain of our past business activities; (12) competitive pressures; (13) technological developments and (14) the impact of all such future developments on positions held by UBS AG, on our short-term and longer-term earnings, on the cost and availability of funding and on our Bank for International Settlements (BIS) capital ratios.

In addition, these results could depend on other factors that we have previously indicated could adversely affect our business and financial performance which are contained in other parts of this document and in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth elsewhere, or incorporated by reference, in this prospectus and in documents furnished by UBS AG and other filings made by UBS AG with the SEC. UBS AG is not under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

Incorporation of certain information by reference

The SEC's rules allow us to incorporate information into this prospectus by reference. This means that:

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The incorporated documents are considered part of this prospectus;

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We can disclose important information to you by referring you to certain information or documents that do not appear in this prospectus but which are considered part of this prospectus; and

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Information that we file with the SEC from time to time will automatically be considered to update and supersede the information in this prospectus.

We incorporate by reference into this prospectus:

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UBS AG's Annual Report on Form 20-F for the year ended December 31, 2007, which UBS AG filed with the SEC on March 18, 2008, and the amendments to that report on Form 20-F/A, which UBS AG filed with the SEC on March 20, 2008 and April 14, 2008;

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UBS AG's submissions on Form 6-K, which UBS AG furnished to the SEC on April 1, 2008; April 8, 2008; April 16, 2008; April 25, 2008 (two Forms 6-K); May 6, 2008 (only the Form 6-K on such date that states that it is to be incorporated by reference in certain registration statements, prospectuses, offering circulars and similar documents of UBS AG); May 22, 2008; May 23, 2008 (two Forms 6-K); June 13, 2008 (two Forms 6-K); July 1, 2008; July 2, 2008; July 4, 2008; July 17, 2008 (only the Form 6-K on such date that states that it is to be incorporated by reference in certain registration statements, prospectuses, offering circulars and similar documents of UBS AG); August 8, 2008 and August 12, 2008 (two Forms 6-K).

All subsequent reports (and amendments thereto or to the Form 20-F incorporated by reference above) on Form 20-F that UBS AG files under the Securities Exchange Act after October 1, 2008 and prior to the termination of this offer will also be deemed to be incorporated by reference into this prospectus. We will also incorporate any other Form 6-K that we furnish to the SEC after October 1, 2008 and prior to the termination of this offer if the Form 6-K specifically states that it is incorporated by reference into this prospectus or into registration statements that UBS AG files with the SEC.

Any statement contained in this prospectus or in a document incorporated or deemed incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in any such subsequent document modifies or supersedes that statement. Any statement that is modified or superseded in this manner will no longer be a part of this prospectus, except as modified or superseded.

You may request a copy, at no cost, of any or all of the documents that are incorporated by reference into this prospectus, excluding exhibits (other than those that we specifically incorporate by reference into the documents that you request) by contacting us, orally or in writing, at the following address:

UBS AG
Investor Relations
677 Washington Boulevard
Stamford, Connecticut 06901
1-800-253-1974
Holders outside the US may call us collect at:
+1-201-352-0105

UBS AG
Investor Relations G41B
PO Box
CH-8098 Zurich
Switzerland
Phone: +41-44-234 41 00
Fax: +41-41-234 34 15
E-mail: SH-investorrelations@ubs.com
Internet: http://www.ubs.com/investor-relations

The information on our internet site is not a part of this prospectus.

 Where you can find more information

UBS AG files periodic reports and other information with the SEC. You may read and copy any document that UBS AG files with the SEC at the SEC's public reference room at 100 F Street, NE, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. The SEC also maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information about issuers like UBS AG that file electronically with the SEC.

We have filed with the SEC a registration statement on Form F-3 relating to the securities covered by this prospectus. This prospectus is a part of the registration statement and does not contain all the information in the registration statement. Whenever a reference is made in this prospectus to a contract or other document of UBS AG, the reference is only a summary and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC's public reference room in Washington, DC, as well as through the SEC's internet site noted above.

The address and telephone number of UBS AG's two registered offices and principal places of business are: Bahnhofstrasse 45, CH-8098 Zurich, Switzerland, telephone +41-44-234 11 11; and Aeschenvorstadt 1, CH-4051 Basel, Switzerland, telephone +41-61-288 20 20.

 Presentation of financial information

UBS AG financial statements, which are incorporated by reference into this prospectus, have been prepared in accordance with International Financial Reporting Standards and are denominated in Swiss francs, or "CHF," the legal tender of Switzerland.

The tables below set forth, for the periods and dates indicated, information concerning the noon buying rate for the Swiss franc, expressed in United States dollars, or "US$," per one Swiss franc. The "noon buying rate" is the rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. On September 30, 2008 the noon buying rate was US$0.8937 per CHF1.00.

Year ended December 31,	High	Low	Average rate(1)	At period end

	(US$ per CHF1.00)
2003	0.8189	0.7048	0.7493	0.8069
2004	0.8843	0.7601	0.8059	0.8712
2005	0.8721	0.7544	0.8039	0.7606
2006	0.8396	0.7575	0.8034	0.8200
2007	0.9087	0.7978	0.8381	0.8827

Month	High	Low

January 2008	0.9221	0.8948
February 2008	0.9583	0.9030
March 2008	1.0142	0.9587
April 2008	1.0025	0.9595
May 2008	0.9770	0.9449
June 2008	0.9802	0.9537
July 2008	0.9912	0.9534
August 2008	0.9542	0.9075
September 2008	0.9248	0.8776

(1)
The average of the noon buying rates on the last business day of each full month during the relevant period.

Limitations on enforcement of US laws against UBS AG, its management and others

UBS AG is a Swiss bank. Many of its directors and executive officers, including the majority of the persons who signed the registration statement of which this prospectus is a part, and certain experts named in this prospectus, are resident outside the US, and all or a substantial portion of our assets and the assets of those persons are located outside the US. As a result, it may be difficult for you to serve legal process on UBS AG or its management or have any of them appear in a US court. We have been advised by counsel that there is doubt as to the enforceability in Switzerland, in original actions or in actions for enforcement of judgments of US courts, of liabilities based solely on the federal securities laws of the US.

 Summary

The following summary does not contain all the information that may be important to you. You should read the entire prospectus and the documents incorporated by reference into this prospectus before making an investment decision. You should pay special attention to the "Risk factors" section of this prospectus to determine whether to accept our offer of Auction Rate Securities Rights.

Offer	We are offering to eligible holders who choose to accept the offer described below Auction Rate Securities Rights, Series G, which we refer to as the "ARS Rights." The ARS Rights will entitle the holder thereof to sell through UBS Securities LLC and UBS Financial Services Inc., which we refer to collectively as the "UBS Entities," as agents for UBS AG, eligible auction rate securities, or "ARS," owned by the holder for a price equal to the liquidation preference of the ARS plus accrued but unpaid dividends or interest, if any, which price we refer to as "par."
Issuer
UBS AG. UBS AG will delegate to the UBS Entities portions of UBS AG's performance obligations with respect to the ARS Rights. The UBS Entities are wholly-owned subsidiaries of UBS AG. UBS AG will retain ultimate responsibility with respect to the satisfaction of the performing obligations under the ARS Rights.
Consideration for the ARS Rights
Eligible holders who validly accept the offer will grant to the UBS Entities the sole discretion and right to sell or otherwise dispose of, and/or enter orders in the auction process with respect to, the holders' eligible ARS on the holders' behalf until the expiration date of the related ARS Right, without prior notification, so long as the holders receive a payment of par upon any sale or disposition. The purpose of this right (which is similar to a call right) is to permit the UBS Entities to mitigate potential damages by executing restructurings and other transactions while still returning the par value of such ARS to eligible holders.

The UBS Entities will exercise the right to acquire Eligible Holders' eligible ARS on or about October 31, 2008 or, if later, within a short period of time or after the effectiveness of holders' elections to accept the offer.
Who is an Eligible Holder
Holders who, on July 15, 2008, held tax-exempt auction preferred stock (1) in a UBS account or (2) in a delivery vs. payment account at another firm that is associated with a UBS account maintained by the holder and where the UBS Entities had bidding rights for the auction preferred stock, but, in the case of clause (1) or (2) above, not those who held securities in these accounts on February 13, 2008.

Summary

Holders satisfying these requirements that are banks holding eligible ARS for their own investment purposes are also eligible holders, but (i) banks holding eligible ARS on behalf of or for resale to their own clients and (ii) broker-dealers are not eligible holders.

If a holder transferred eligible ARS out of a UBS account, or to a different UBS account other than a loan pledge account, the holder must transfer the ARS back to the holder's original UBS account in order to accept the offer and become eligible.
We refer to the eligible holders described above as "Eligible Holders."
What are eligible ARS
Eligible ARS are tax-exempt auction preferred stock that have generally failed at auction since February 13, 2008 and for which there have been one or more auction failures between August 8, 2008 and October 7, 2008.
Background
On July 15, 2008, UBS AG issued a press release announcing that it would purchase from Eligible Holders tax-exempt auction preferred stock held in accounts at the UBS Entities as of that date, and that the purchase would be financed by the issuance of remarketed preferred securities to be created by newly-created trusts. In accordance with the press release, UBS AG is offering ARS Rights, Series G to Eligible Holders who held tax-exempt auction preferred stock in accounts at the UBS Entities on July 15, 2008, but not on February 13, 2008.
Duration of acceptance period	Holders' elections to participate in the offer will be accepted by UBS AG from October 7, 2008 to 5:00 pm, New York City time, on November 14, 2008 (unless extended by UBS AG).
Method of Acceptance
All Eligible Holders will receive an acceptance form and a copy of this prospectus for each account holding eligible ARS. Each Eligible Holder must use the acceptance form received by the Holder with this prospectus, as that form was prepared specifically for that Eligible Holder. To accept all offers, the Eligible Holder must return all acceptance forms received before the expiration of the acceptance period.
If your eligible ARS are anywhere other than in the same UBS account as they were held on July 15, 2008, you may have to transfer them back to accept.
If you have a delivery vs. payment relationship with a UBS Entity you will have to transfer your eligible ARS to that UBS Entity to accept.

Summary

Terms of ARS Rights	The ARS Rights permit the holder to require UBS AG to purchase the holder's eligible ARS at par during the exercise period commencing on October 31, 2008 and ending on January 30, 2009.
Denominations	ARS Rights, Series G will be issued in respect of auction preferred stock and will be denominated in whole shares.
Transferability	ARS Rights are not transferable, tradeable or marginable.
Listing	ARS Rights will not be listed or quoted on any securities exchange or any electronic communications network.
Use of proceeds	UBS AG will not receive cash proceeds for the issuance of the ARS Rights.
Form and delivery
ARS Rights will be issued in the form of one or more fully-registered global securities that will be deposited with the UBS Entities and registered in that entity's respective names on behalf of their respective holders that are the beneficial owners of the ARS Rights. This means that you will not receive your ARS Rights in physical form, such as a certificate, although your ownership of the ARS Rights will be reflected on your account statements.
Delivery of ARS Rights will take place as promptly as is practicable following the effectiveness of the elections by Eligible Holders to accept the offer.

 Risk factors

In deciding whether to participate in the offer, each holder should consider carefully, in addition to the other information contained or incorporated by reference in this prospectus, the following risks.

IF YOU ACCEPT THE OFFER THE UBS ENTITIES WILL HAVE THE RIGHT TO CONTROL YOUR ELIGIBLE ARS FROM THE TIME YOUR ACCEPTANCE BECOMES EFFECTIVE

By validly accepting the offer, Eligible Holders will be entitled to sell eligible ARS to UBS AG through the UBS Entities as its agents. In exchange, Eligible Holders will grant the UBS Entities, acting on behalf of UBS AG, the sole discretion and right to sell or otherwise dispose of, and/or enter orders in the auction process with respect to, eligible ARS on their behalf without notification so long as the Eligible Holder receives a payment at par upon any sale or disposition. The purpose of this right (which is similar to a call right) is to permit the UBS Entities to mitigate potential damages by executing restructurings and other transactions while still returning the par value of such ARS to Eligible Holders. The UBS Entities will exercise this right to acquire from Eligible Holders eligible ARS on or about October 31, 2008 or, if later, within a short period of time after the effectiveness of holders' elections to accept the offer. The UBS Entities may exercise this discretion as to any other eligible ARS as soon as a holder chooses to accept the offer without prior notification. Holders will be entitled to receive par for their ARS, regardless of the amount actually received by the UBS Entities in the sale or disposition. The UBS Entities will have the discretion to cause holders who validly accept the offer to sell their ARS before they elect to do so themselves.

ELIGIBLE HOLDERS MAY NOT BE ABLE TO REINVEST CASH PROCEEDS FROM THE SALE OF ELIGIBLE ARS THROUGH THE UBS ENTITIES AT THE SAME DIVIDEND YIELD CURRENTLY BEING PAID WITH RESPECT TO THEIR ELIGIBLE ARS

If an Eligible Holder validly accepts the offer, the Eligible Holder may sell eligible ARS at par through the UBS Entities, as agents for UBS AG, during the applicable ARS Rights exercise period, or the UBS Entities, acting on behalf of UBS AG, may choose to sell or otherwise dispose of, and/or enter orders in the auction process with respect to, the holder's eligible ARS after the Eligible Holder validly accepts the offer. The UBS Entities will exercise the right to acquire from Eligible Holders eligible tax-exempt auction preferred stock on or about October 31, 2008 or, if later, within a short period of time after the effectiveness of holders' elections to accept the offer. After a sale of eligible ARS through the UBS Entities, the holder will cease to receive dividends on the ARS so sold. A holder may not be able to reinvest the cash proceeds of any sale of eligible ARS through the UBS Entities at the same dividend yield currently being paid to the holder with respect to the holder's eligible ARS. A holder's reinvestment of the cash proceeds from a sale of eligible ARS through the UBS Entities in an investment bearing a lower dividend yield than the holder's ARS could have a material adverse effect on the holder.

DURING THE COURSE OF THE EXERCISE PERIOD FOR THE ARS RIGHTS, UBS AG MAY NOT HAVE SUFFICIENT FINANCIAL RESOURCES TO SATISFY ITS OBLIGATIONS UNDER THE ARS RIGHTS

The US and worldwide financial markets have recently experienced unprecedented volatility, particularly in the financial services sector. While UBS AG believes it has the financial resources necessary to perform its obligations under the ARS Rights, no assurance can be given that UBS AG will be able to maintain the financial resources during the course of the applicable exercise period necessary to satisfy its obligations with respect to the ARS Rights in a timely manner or at all. The obligations of UBS AG under the ARS Rights are not secured by the assets of UBS AG or otherwise

Risk factors

and are not guaranteed by any other entity. This offer is not contingent upon obtaining financing. If financing should be needed, there can be no assurance that UBS AG will be able to obtain financing on adequate terms or at all.

If UBS AG is unable to perform its obligations under the offer, Eligible Holders who accept the offer will no longer have the certainty as to the liquidity or value for their eligible ARS that they were otherwise anticipating.

THE UBS ENTITIES AND OTHER UNAFFILIATED FINANCIAL INSTITUTIONS MAY CONTINUE TO PARTICIPATE IN AUCTIONS OR FUTURE REMARKETINGS OF ELIGIBLE ARS

After the date of this prospectus, the UBS Entities may seek to participate in auctions or future remarketings of ARS. This ARS could be held by the UBS Entities' clients who have submitted sell orders or had UBS submit sell orders on their behalf, or could be held by the UBS Entities in a proprietary account. In addition, other financial institutions that are unaffiliated with the UBS Entities may also seek to participate in auctions or future remarketings of ARS that they hold or acquire in connection with repurchases of ARS from customers or otherwise. Sales of ARS by the UBS Entities and/or other unaffiliated financial institutions in auctions or future remarketings of ARS that otherwise would not fail could affect the market value, dividend yields or interest rates or other terms of holders' ARS. If the UBS Entities and/or other unaffiliated financial institutions seek to sell large quantities of ARS in a given auction or future remarketing, for example, they may contribute to the failure of that auction or remarketing. A failure of an auction due to orders placed by the UBS Entities and/or unaffiliated financial institutions could adversely affect the liquidity, and potentially the market value, of a holder's ARS.

THE UBS ENTITIES' SECONDARY SALES OF ARS MAY AFFECT VALUE

After the date of this prospectus, the UBS Entities may seek to sell ARS in the secondary market. These ARS may currently be held in inventory by the UBS Entities, or they may be acquired from clients as a part of facilitating restructurings or refinancings of ARS, or otherwise (although UBS AG will not take advantage of restructurings, dispositions or other liquidity solutions for ARS that any UBS Entity holds in inventory from and after the date of this prospectus without making the same solution available as soon as practicable to Eligible Holders who hold the same ARS by CUSIP number in their UBS account). Sales of ARS by the UBS Entities in the secondary market could adversely affect the market value of a holder's ARS.

 Questions and answers about the offer

WHAT ARE AUCTION RATE SECURITIES?

ARS include auction preferred stock and auction rate certificates. ARS have interest rates or dividend yields that are periodically reset through auctions, typically every seven, 28 or 35 days. They are often issued with maturities of 30 years, but the maturities can range from five years to perpetuity. ARS are structured as long-term securities. The auction process was designed to permit ARS to pay interest rates comparable to short-term securities. In an auction, the return on the investment to the investor and the cost of financing to the issuer between auction dates is determined by the interest rate or dividend yield set through auctions, subject to maximum rates. ARS historically functioned as relatively reliable vehicles for short-term investment by investors seeking liquidity and higher relative returns. Before widespread auction failures in February 2008, the ARS market had grown to well over US$300 billion.

WHY ARE YOU RECEIVING THIS PROSPECTUS?

If you have received this prospectus and the accompanying cover letter and acceptance form, you may be an Eligible Holder of eligible ARS. You are an Eligible Holder if you held eligible ARS in an account at one of the UBS Entities on July 15, 2008 or you held eligible ARS in a delivery vs. payment account at another firm that is associated with a UBS account maintained by the holder and where UBS had bidding rights for the ARS, but you did not hold these securities in those accounts on February 13, 2008.

WHY ARE WE MAKING THE OFFER?

On July 15, 2008, UBS AG issued a press release announcing that it would purchase from Eligible Holders tax-exempt auction preferred stock held in accounts of the UBS Entities as of that date, and that the purchase would be financed by the issuance of remarketed preferred securities to be created by newly-created trusts. In accordance with the press release, UBS AG is offering ARS Rights to Eligible Holders who held tax-exempt auction preferred stock in accounts at the UBS Entities on July 15, 2008, but not on February 13, 2008.

UBS AG is the registrant with respect to the registration statement of which this prospectus forms a part. However, UBS AG will delegate its performance obligations in respect of the ARS Rights to the UBS Entities as its agents, and will also delegate to the UBS Entities the sole discretion and right to exercise discretion to sell or otherwise dispose of, and/or enter orders in the auction process with respect to, eligible ARS. UBS AG will retain ultimate responsibility with respect to the satisfaction of its performance obligations under the ARS Rights.

WHAT OFFER IS UBS AG MAKING?

Commencing on October 31, 2008, the UBS Entities, as agents for UBS AG, will offer to purchase from Eligible Holders at par eligible ARS. The exercise period for Series G ARS Rights will remain open until January 30, 2009.

WHICH ARS ARE COVERED BY THE OFFER?

Eligible Holders may participate in the offer with respect to tax-exempt auction preferred stock that have generally failed at auction since February 13, 2008 and for which there have been one or more auction failures between August 8, 2008 and October 7, 2008.

Questions and answers about the offer

WHICH HOLDERS ARE ELIGIBLE TO PARTICIPATE IN THE OFFER?

Holders of eligible ARS who meet the following criteria are eligible to participate in the offer:

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Held eligible ARS in an account at a UBS Entity, or held those ARS in a delivery vs. payment account at another firm that is associated with a UBS account maintained by the holder and where UBS had bidding rights for the ARS as of July 15, 2008;

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Did not hold eligible ARS in this account as of February 13, 2008;

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Have received from the UBS Entities a mailing with the cover letter, this prospectus and the acceptance form.

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Have followed the procedures for accepting the offer; and

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Either (i) have continued to keep their eligible ARS with one of the UBS Entities in the same account that the ARS were held in on July 15, 2008 (unless such date is extended by UBS AG) or (ii) if eligible ARS were transferred out of accounts with the UBS Entities prior to the commencement of the offer or transferred within UBS to a different account (other than a loan pledge account), have provided valid transfer instructions to return the eligible ARS to the holder's account with the UBS Entity by November 14, 2008; unless such date is extended by UBS AG.

HOW DO ELIGIBLE HOLDERS ACCEPT THE OFFER?

Eligible Holders who want to accept the offer must complete the accompanying acceptance form and transmit the form to the UBS Entities in accordance with the instructions set forth in the form. Each Eligible Holder must use the acceptance form received by the holder with this prospectus as that form was prepared specifically for that Eligible Holder. To accept all offers, the Eligible Holder needs to return every acceptance form that was sent to the Eligible Holder. All Eligible Holders who do not validly accept the offer on or prior to November 14, 2008, or any later date on which the UBS Entities agree to permit Eligible Holders to accept the offer, see "The offer—Terms of the offer" below, will not be entitled to any of the benefits of the offer.

WILL YOU BE CHARGED ANY FEES IF YOU CHOOSE TO ACCEPT THE OFFER?

No. There is no cost to you if you choose to accept the offer and receive ARS Rights. In addition, there is no cost to you to exercise your ARS Rights. Any reinvestment or transfer of proceeds of a sale of ARS effected pursuant to the offer will be subject to standard fees and commissions.

IF YOU RECEIVE MORE THAN ONE MAILING, DO YOU NEED TO COMPLETE EACH ACCEPTANCE FORM?

Yes.

HOW DO YOU DETERMINE THE EFFECTIVE DATE OF YOUR ACCEPTANCE OF THE OFFER?

Your election to accept the offer will generally be effective the next business day following acceptance by the UBS Entities; however, if any of your eligible ARS are held in an account outside of the UBS Entities or in a UBS account, other than a loan pledge account, different than the account in which the ARS were held on July 15, 2008, your election as to those securities will not be effective until you provide UBS with the information necessary to effect the transfer of the eligible ARS back into your account with the UBS Entities where the ARS were held on July 15, 2008. You must provide transfer instructions to ensure that your ARS are returned to the account with the UBS Entities in which they were originally held.

If you are a delivery vs. payment client, you need to sign an acceptance form to open a new account at UBS and deliver your eligible ARS free of payment via the Depository Trust & Clearing Corporation.

Questions and answers about the offer

A UBS Entity will send you a confirmation notifying you that your election to accept the offer has become effective.

WHAT HAPPENS IF YOU DO NOT COMPLETE AND TRANSMIT AN ACCEPTANCE FORM TO THE UBS ENTITIES?

Holders that do not complete and transmit to the UBS Entities an acceptance form by the deadline will not be entitled to participate in the offer, and will not be entitled to any of the rights available under the offer, with respect to the ARS covered by that acceptance form.

WHEN IS THE FIRST TIME YOU CAN ELECT TO RECEIVE FUNDS FROM THE UBS ENTITIES?

The earliest time you can elect to sell your ARS to the UBS Entities once you have validly accepted the offer is October 31, 2008.

You may exercise the ARS Rights at any time from October 31, 2008 to January 30, 2009. The cash proceeds of the sale will be available in your account at the relevant UBS Entity the next business day after you choose to sell.

In addition, UBS Entities may exercise their discretion to sell or otherwise dispose of, and/or enter orders in the auction process with respect to, ARS on behalf of Eligible Holders who have validly accepted the offer prior to the respective dates on which Eligible Holders may sell their ARS to the UBS Entities by exercising their ARS Rights. The UBS Entities will exercise their right to acquire Eligible Holders' eligible ARS on or about October 31, 2008 or, if later, within a short period of time after the effectiveness of the holders' elections to accept the offer.

WHAT ARE THE ARS RIGHTS?

Each Eligible Holder who validly accepts the offer will receive the ARS Rights. The ARS Rights will allow the holder to sell, at any time from October 31, 2008 to January 30, 2009 eligible ARS to the UBS Entities at par.

For example, a holder of 10 shares of eligible auction preferred stock who accepts this offer will receive 10 Series G ARS Rights.

WHEN DO THE ARS RIGHTS EXPIRE?

The ARS Rights expire at 12:00 pm (New York City time) on January 30, 2009.

Eligible Holders may exercise their ARS Rights at any time during the exercise period by calling their UBS Financial Advisor or Branch Manager at the number listed on the cover letter accompanying this prospectus. If an ARS Right is not exercised by the holder on or prior to the expiration date, that ARS Right will expire and will be of no further value to the holder.

WHAT RIGHT TO CONTROL YOUR ELIGIBLE ARS ARE YOU GIVING TO THE UBS ENTITIES IF YOU ACCEPT?

In exchange for the issuance of the ARS Rights, Eligible Holders will grant to the UBS Entities the sole discretion and right to sell or otherwise dispose of, and/or enter orders in the auction process with respect to, the holders' eligible ARS on the holders' behalf until the expiration date of the related ARS Right, without prior notification, so long as the holder receives a par value payment upon any sale or disposition. The purpose of this right (which is similar to a call right) is to permit the UBS Entities to mitigate potential damages by executing restructurings and other transactions while still returning par to Eligible Holders. The UBS Entities will not exercise this right to take an investment position in ARS. The UBS Entities will exercise this right to acquire Eligible Holders' eligible ARS on or about October 31, 2008 or, if later, within a short period of time after the effectiveness of holders' elections

Questions and answers about the offer

to accept the offer. As described in the press release issued by UBS AG on July 15, 2008, the UBS Entities intend finance these repurchases of tax-exempt auction preferred stock through the issuance of remarketed preferred securities to be issued by a newly-created trust, but the offer is not contingent on financing. The trust will be controlled by UBS AG and will hold the purchased ARS. Eligible Holders will be entitled to receive par, regardless of the amount actually received by the UBS Entities in the sale or disposition. The UBS Entities will be able to exercise this right on the business day following the date on which a holder validly accepts the offer. Therefore, the UBS Entities may exercise this right after an Eligible Holder chooses to accept the offer, but before the holder's exercise period begins, and without prior notice, and thus before the holder may exercise its right to sell ARS to the UBS Entities pursuant to the ARS Rights.

WHEN DO THE UBS ENTITIES INTEND TO EXERCISE THE RIGHT TO DISPOSE OF YOUR ARS?

The UBS Entities will use these discretionary rights to acquire Eligible Holders' eligible ARS on or about October 31, 2008 or, if later, within a short period of time after the effectiveness of holders' elections to accept the offer.

HOW CAN YOU TELL WHICH ARS YOU HOLD?

Included with this prospectus is a cover letter that includes a list of ARS that our records show are eligible ARS held by you. This list does not indicate the quantity of eligible ARS held by you. To find that information, you may consult your most recent account statement from the UBS Entities or contact your UBS Financial Advisor or Branch Manager at the number listed in the cover letter accompanying this prospectus.

HOW DO YOU TRANSFER YOUR ARS TO THE UBS ENTITIES SO THAT YOU MAY VALIDLY ACCEPT THE OFFER?

If you hold eligible ARS and your ARS are held outside of your account at the UBS Entities in which they were held on July 15, 2008, you will need to transfer the ARS back to that account at the UBS Entities prior to November 14, 2008 (unless such date is extended by UBS AG) in order to accept the offer. The way that you must transfer your ARS into the account in which the ARS were held on July 15, 2008 will depend upon where your ARS are held now.

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If your ARS are held in an account outside of the UBS Entities, you must complete the relevant information in your offer acceptance form.

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If your ARS are held in an account at one of the UBS Entities that is a different account than your ARS was held in on July 15, 2008 other than a loan pledge account, you must contact your UBS Financial Advisor or Branch Manager to request that your ARS be transferred to the UBS account in which your ARS were held in on July 15, 2008.

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If you are a delivery vs. payment client, you need to sign an acceptance form to open a new account at UBS and deliver your eligible ARS to UBS free of payment via the Depository Trust Company.

HOW CAN YOU TELL THE AMOUNT OF DIVIDENDS YIELDS YOU ARE RECEIVING ON YOUR ARS?

Dividend yields on ARS can change frequently. Your recent account statements from the UBS Entities will show you how much you have been receiving in recent periods. You can also get this information as to current periods by calling your UBS Financial Advisor or Branch Manager at the number listed on the cover letter accompanying this prospectus or the most recent rate information by visiting www.ubs.com/auctionratesecurities.

Questions and answers about the offer

IF YOU CHOOSE TO ACCEPT THE OFFER, WILL YOU STILL BE ABLE TO SELL YOUR ARS TO A PARTY OTHER THAN THE UBS ENTITIES?

An Eligible Holder who has accepted the offer may, at any time, elect to sell or otherwise transfer some or all of its eligible ARS to a party other than the UBS Entities. Upon such sale or other transfer, the holder will be deemed to have declined the offer with respect to the eligible ARS so transferred, and the transferred ARS will cease to be eligible ARS for purposes of the offer and any related ARS Rights held by such Eligible Holder will be cancelled. If the sale or other transfer was at less than par, the UBS Entities shall not be obligated to pay the shortfall in such sale. If the Eligible Holder still has eligible ARS in an account at the UBS Entities after that sale, the remaining ARS remain entitled to all of the benefits of the offer.

IF YOU HOLD YOUR ARS IN A DISCRETIONARY ACCOUNT, WILL YOUR UBS FINANCIAL ADVISOR OR YOUR UBS MONEY MANAGER ACCEPT THE OFFER ON YOUR BEHALF?

No, you must affirmatively choose to participate in the offer by transmitting a completed acceptance form to the UBS Entities in accordance with the Instructions set forth in the form.

ARE THERE ANY TAX CONSEQUENCES IF I CHOOSE TO ACCEPT THE OFFER?

For a summary of certain US federal tax consequences of accepting the offer, see "United States federal income tax considerations."

HOW MAY YOU OBTAIN ADDITIONAL COPIES OF THIS PROSPECTUS, THE LIST OF YOUR ARS OR YOUR ELECTION FORM?

To obtain additional copies of this prospectus, call your UBS Financial Advisor or Branch Manager at the number listed on the cover letter accompanying this prospectus. In order to validly accept the offer, you must use the acceptance form that was sent to you, because that form was specifically prepared for you and contains identification codes particular to you which will be used to administer the offer. Call the numbers noted below if you need to obtain another copy of your acceptance form.

HOW CAN YOU RECEIVE ADDITIONAL INFORMATION REGARDING THE OFFER?

To receive additional information regarding the offer, you may call your UBS Financial Adviser or Branch Manager at the number listed on the cover letter accompanying this prospectus, or you may call the UBS Auction Rate Securities Client Service Center at 1-800-253-1974. Holders outside the United States may call collect at +1-201-352-0105.

 UBS AG

Overview

UBS AG is one of the world's leading financial firms, serving a discerning international client base. UBS AG is a leading global wealth manager, a leading investment banking and securities firm with a strong institutional and corporate client franchise, one of the largest global asset managers and the market leader in Swiss commercial and retail banking. On June 30, 2008, UBS AG employed more than 80,000 people. With headquarters in Zurich and Basel, Switzerland, UBS AG operates in over 50 countries and from all major international centers.

At June 30, 2008, UBS had invested assets of CHF2,763 billion, equity attributable to UBS shareholders of CHF 44,283 million and a market capitalization of CHF 62,874 million. UBS AG is one of the best-capitalized financial institutions in the world, with a BIS Tier 1 ratio at June 30, 2008 of 11.6%.(1)

(1)
Tier 1 capital comprises share capital, share premium, retained earnings including current year profit, foreign currency translation and minority interests less accrued dividends, net long positions in own shares and goodwill.

Corporate Information

The legal and commercial name of the company is UBS AG. The company was incorporated under the name SBC AG on February 28, 1978 for an unlimited duration and entered in the Commercial Register of Canton Basle-City on that day. On December 8, 1997, the company changed its name to UBS AG. The company in its present form was created on June 29, 1998 by the merger of Union Bank of Switzerland (founded 1862) and Swiss Bank Corporation (founded 1872). UBS AG is entered in the Commercial Registers of Canton Zurich and Canton Basle-City. The registration number is CH-270.3.004.646-4.

UBS AG is incorporated and domiciled in Switzerland and operates under Swiss Code of Obligations and Swiss Banking Law as an Aktiengesellschaft, a corporation that has issued shares of common stock to investors.

The addresses and telephone numbers of UBS AG's two registered offices and principal places of business are: Bahnhofstrasse 45, CH-8001 Zurich, Switzerland, telephone +41-44-234 11 11; and Aeschenvorstadt 1, CH-4051 Basel, Switzerland, telephone +41-61-288 20 20.

UBS AG shares are listed on the SIX Swiss Exchange and traded through SWX Europe Limited (the name of which is expected to change shortly to SIX Swiss Exchange Europe Limited) which is majority owned by the SIX Swiss Exchange. They are also listed on the New York Stock Exchange and on the Tokyo Stock Exchange.

According to Article 2 of the Articles of Association of UBS AG ("Articles of Association"), the purpose of UBS AG is the operation of a bank. Its scope of operations extends to all types of banking, financial, advisory, service and trading activities in Switzerland and abroad.

Business Overview

UBS AG comprises three divisions and a Corporate Center, each of which is described below. A full description of their strategies, structure, organization, products, services and markets can be found under Item 4 in the 2007 Form 20-F of UBS AG in the Strategy, Performance and Responsibility report, pages 85-152 (inclusive). For a description of planned changes in the organization and governance of UBS AG and the effect on the divisions and Corporate Center, see UBS AG's Form 6-K filed with the SEC on August 14, 2008 (pertaining to Financial Reporting Second Quarter 2008).

UBS AG

Global Wealth Management & Business Banking

With almost 150 years of experience, the global wealth management business provides a comprehensive range of products and services individually tailored for wealthy clients around the world. Our client advisors provide a full range of wealth management services to clients—from asset management to estate planning and from corporate finance advice to art banking. In the United States, the business is one of the leading wealth managers. Business Banking Switzerland is the market leader in Switzerland, providing a complete set of banking and securities services for individual and corporate clients.

The US wealth management business offers products and services to individual clients as well as to certain institutional clients. The growth of the business was enhanced by the acquisitions of the private client networks of McDonald Investments (2007) and Piper Jaffray (2006), as well as by the 2000 acquisition of PaineWebber. US wealth management clients who hold eligible ARS will be eligible to receive ARS Rights if they validly accept the offer.

Global Asset Management

The Global Asset Management business is one of the world's leading investment managers, providing traditional and alternative and real estate investment solutions to private, institutional and corporate clients, and through financial intermediaries. It is one of the largest global institutional asset managers and the largest hedge fund of funds manager in the world. The division is also one of the largest mutual fund managers in Europe and the largest in Switzerland. Global Asset Management has complete independence in investment decision making and operates as a self contained and focused assets management firm.

Investment Bank

Our Investment Bank is one of the world's leading investment banking and securities firms, providing a full range of products and services to corporate and institutional clients, governments, financial intermediaries and alternative asset managers. Our investment bankers, salespeople and research analysts, supported by our risk and logistics teams, deliver advice and execution to clients all over the world. The Investment Bank also works with financial sponsors and hedge funds and indirectly meets the needs of private investors through both UBS's own wealth management business and through other private banks.

UBS AG engages in the investment banking business in the United States primarily through UBS Securities LLC, a registered broker-dealer. Institutional clients who hold eligible ARS through UBS Securities LLC will be eligible to receive ARS Rights if they validly accept the offer.

Corporate Center

The Corporate Center currently includes risk control, financial control, treasury, corporate communications, legal and compliance, human resources, strategy, offshoring and technology functions for the UBS Group.

 Recent developments

On April 18, 2008, UBS AG issued a shareholder report detailing key facts relating to its positions and losses in the US sub-prime residential mortgage sector through December 31, 2007. The shareholder report, which provides an overview of a report submitted earlier to the Swiss Federal Banking Commission, has been posted on UBS AG's web page. The shareholder report summarizes: which businesses were affected by the losses; the business models and growth initiatives pursued in those businesses; how the losses developed in the relevant businesses; the implementation of risk management and risk control in those businesses and the key findings related to the causes of the losses. The shareholder report does not address remediation measures. UBS AG has, however, elsewhere outlined remediation measures it is taking and plans to take. These measures are ongoing and, in some cases, only in their initial stages. Implementation of these measures may take some time to complete, or may never be completed. Even if they are completed, there is no guarantee that they will be effective.

UBS AG furnished a report on Form 6-K, dated April 25, 2008, which includes, among other things, a speech given by Peter Kurer, the chairman of UBS AG, at the annual general meeting, which discusses changes in UBS AG's corporate governance and other matters relating to UBS AG's proposed strategy.

On May 6, 2008, UBS AG furnished a report on Form 6-K, which includes the First Quarter 2008 report for UBS AG.

UBS AG furnished a report on Form 6-K on May 22, 2008, which includes a Media Release announcing that the Board of Directors of UBS AG determined the final terms of the public offering of 760,295,181 new ordinary shares, subject to the subscription rights of existing shareholders.

On May 23, 2008, UBS AG furnished a report on Form 6-K consisting of updated information concerning: Recent Developments and Outlook; Risk Factors; Litigation; Updated Information on Certain Exposures; Significant Shareholders; the Biographies of Peter Kurer and David H. Sidwell; Biographies of the New Members of the Group Executive Board; Share and Option Ownership by Key Management Personnel and Other Related Party Transactions; Summary Risk Concentrations; and Regulatory Capital of UBS AG.

Also on May 23, 2008, UBS AG furnished a Form 6-K concerning the public offering of 760,295,181 new ordinary shares in UBS AG.

On June 13, 2008, UBS AG furnished two Forms 6-K consisting of the amended Articles of Association of UBS AG and a Media Release announcing that UBS AG successfully completed its rights offering.

UBS AG furnished a Form 6-K on July 1, 2008 announcing that the Governance and Nominating Committee completed an overhaul of the corporate governance of UBS AG and issued new organization regulations. The main elements of the corporate governance entail a clear separation of the roles and responsibilities between the Board of Directors and Executive Management and a strengthening of the oversight role of the Board through the operation of its Committees. The Media Release announced that four members of the Board of Directors decided to resign their positions and, as a result, that an Extraordinary General Meeting will be held on October 2, 2008 to elect four new members.

On July 2, 2008, UBS AG furnished on Form 6-K the amended Organizational Regulations of UBS AG approved by its Board of Directors on June 26, 2008.

Recent developments

On July 4, 2008, UBS AG furnished on Form 6-K a Media Release by which it announced, among other things, that its results for the second quarter ended June 30, 2008 were likely to be at or slightly below break-even.

On July 17, 2008, UBS AG furnished a Form 6-K consisting of a Media Release announcing that UBS AG representative Mark Branson, Chief Financial Officer of Global Wealth Management & Business Banking, testified on July 17, 2008 at a US Senate Subcommittee hearing. The title of the hearing was "Tax Haven Banks and US Tax Compliance."

On August 8, 2008, UBS AG furnished a Form 6-K which contained a Media Release announcing a comprehensive settlement, in principle, for all clients holding auction rate securities at the estimated cost of US$900 million.

UBS AG furnished a Form 6-K, dated August 12, 2008, reporting that the UBS AG Board of Directors nominated Sally Bott, Rainer-Marc Frey, Bruno Gehrig and William G. Parrett for election as independent members of the Board of Directors of UBS AG for a term of office to expire at the 2009 Annual General Meeting, appointed Markus Diethelm as Group General Counsel and John Cryan as Group Chief Financial Officer, and announced changes to UBS AG's strategic direction and a comprehensive program to re-engineer its business.

By a separate Form 6-K dated August 12, 2008, the UBS AG Board of Directors furnished UBS AG's Second Quarter 2008 Financial Statements.

 Capitalization of UBS AG

The following table sets forth the consolidated capitalization of UBS AG as of December 31, 2007 in accordance with International Financial Reporting Standards and translated into US dollars. The results in the following table do not reflect subsequent events, including losses incurred during 2008 or the global ordinary shares rights offer of May 2008.

	CHF	US$

	(In millions) (except for number of shares)
As at December 31, 2007
Capitalization	447,390	394,656
Liabilities	2,230,598	1,967,677
thereof debt issued	405,220	357,457
thereof long-term	194,887	171,916
thereof short term	210,333	185,541
thereof subordinated debt	14,129	12,464
thereof guaranteed	0	0
thereof secured	0	0
Contingent liabilities	20,824	18,369
Equity	35,219	31,068
Share capital	207	183
Share premium	12,433	10,968
Net income recognized directly in equity, net of tax	(1,161)	(1,024)
Revaluation reserve from step acquisitions, net of tax	38	34
Retained earnings	34,139	33,115
Equity classified as obligations to purchase own shares	(74)	(65)
Treasury Shares	(10,363)	(9,142)
Equity attributable to UBS AG shareholders	35,219	31,068
Equity attributable to minority interests	6,951	6,132
Total Equity	42,170	37,199
Number of shares of the Company	2,073,547,344
Number of treasury shares directly or indirectly held by the Company	158,105,524

Swiss franc (CHF) amounts have been translated into US dollars (US$) at the rate of CHF1.00 = US$0.88213 (the exchange rate in effect as of December 31, 2007).

 The offer

BACKGROUND AND REASONS FOR THE OFFER

Auction Rate Securities

ARS are auction preferred stock and auction rate certificates. ARS have interest rates or dividend yields that are periodically reset through auctions, typically every seven, 28 or 35 days. They are often issued with maturities of 30 years, but the maturities can range from five years to perpetuity. ARS are structured as long-term securities. The auction process was designed to permit ARS to pay interest rates comparable to short-term securities. In an auction, the return on the investment to the investor and the cost of financing to the issuer between auction dates is determined by the interest rate or dividend yield set through the auctions, subject to maximum rates. ARS historically functioned as relatively reliable vehicles for short-term investment by investors seeking liquidity and higher relative returns. Before widespread auction failures in February 2008, the ARS market had grown to well over US$300 billion.

If you have received this prospectus and the accompanying cover letter and acceptance form you may be an Eligible Holder of eligible ARS. You are an Eligible Holder if you held eligible tax-exempt auction preferred stock (1) in a UBS account or (2) in a delivery vs. payment account at another firm that is associated with a UBS account maintained by you and where the UBS Entities had bidding rights as of July 15, 2008, but, in the case of clause (1) or (2) above, did not hold this tax-exempt auction preferred stock in this account as of February 13, 2008. For a list of the eligible ARS that you held, please consult the cover letter that accompanied this prospectus.

The Settlement

ARS auctions experienced distress in the credit crisis, and by the beginning of the second week in February 2008, auction failures were widespread and persistent. Widespread auction failures left many investors holding ARS where there were no successful auctions and no secondary market that would yield prices at or near par, thereby severely limiting liquidity in the market.

On August 8, 2008, the UBS Entities entered into settlements in principle with each of the Division of Enforcement of the SEC, the New York Attorney General, or NYAG, and other state agencies represented by the North American Securities Administrators Association, or NASAA, including the Massachusetts Securities Division, to settle investigations brought by each of these agencies of the UBS Entities relating to their sale and marketing of ARS. The alleged conduct underlying these investigations suggested that the UBS Entities marketed ARS as cash alternatives but failed to adequately disclose liquidity risk. Each of the settlements in principle contains substantially identical terms. The UBS Entities entered into a definitive settlement with the Massachusetts Securities Division. Definitive settlement documents have not yet been entered into with the other regulators. The UBS Entities and the other regulators continue to discuss the terms of these settlements in principle. The offer described herein comports with the terms of the final settlement and each of the settlements in principle in all material respects, and is not conditioned upon entry into definitive settlements with any of the regulators with whom final settlements have yet to be completed.

Pursuant to the settlement in principle with the Division of Enforcement of the SEC, the UBS Entities agreed, without admitting or denying any allegations, to the entry of a permanent injunction under Section 15(c) of the Exchange Act and Rule 15c1-2 thereunder. Pursuant to the settlement in principle with the NYAG, the UBS Entities agreed to pay a fine of $75 million to the State of New York. The UBS Entities also agreed to pay a fine of $75 million to the states represented by NASAA pursuant to the settlement in principle with NASAA.

The offer

Eligible Holders and ARS

Holders of eligible ARS who meet the following criteria are eligible to participate in the offer:

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Held eligible ARS in an account at a UBS Entity, or held those ARS in a delivery vs. payment account at another firm that is associated with a UBS account maintained by the holder and where a UBS Entity had bidding rights as of July 15, 2008;

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Did not hold eligible ARS in this account as of February 13, 2008;

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Have received from the UBS Entities a mailing with the cover letter, this prospectus and the acceptance form.

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Have followed the procedures for accepting the offer; and

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Either (i) have continued to keep their eligible ARS with one of the UBS Entities in the same account that the ARS were held in on July 15, 2008 or (ii) if eligible ARS were transferred out of accounts with the UBS Entities prior to the commencement of the offer or transferred within UBS to a different account, return the eligible ARS to the holder's original account with the UBS Entity by November 14, 2008 (unless such date is extended by UBS AG).

Eligible Holders may participate in the offer with respect to tax-exempt auction preferred stock for which auctions have generally failed at auction since February 13, 2008, and for which there have been one or more auction failures between August 8, 2008 and October 7, 2008. We refer to these securities as eligible ARS.

Eligible Holder's acceptance of the offer

Eligible Holders have until November 14, 2008 (or any later date on which UBS AG agrees to receive acceptances of the offer) to notify the UBS Entities of their election to accept the offer. UBS AG will maintain the effectiveness of the registration statement of which this prospectus forms a part for at least the duration of this acceptance period.

Eligible Holders desiring to accept the offer must complete the accompanying acceptance form and transmit the form to the UBS Entities in accordance with the instructions set forth therein. Each Eligible Holder must use the acceptance form received by the holder with this prospectus as that form was prepared specifically for that Eligible Holder. To accept all offers, the Eligible Holder needs to return every acceptance form that was sent to the Eligible Holder. Eligible Holders who do not validly accept the offer on or prior to November 14, 2008, or any later date on which UBS AG agrees to accept elections to accept the offer, will not be entitled to any of the benefits of the offer with respect to the ARS covered by that acceptance form. The method of delivery of the acceptance form is the Eligible Holder's choice, but UBS AG will not be responsible for lost or late acceptances. There is no cost to Eligible Holders electing to accept the offer.

A holder's election to accept the offer will generally be effective when it is received by the UBS Entities, with the following exceptions:

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If any of the holder's eligible ARS are held in an account outside of the UBS Entities or in a UBS account (other than a loan pledge account) different than the account in which the ARS were held on July 15, 2008, an election as to those securities will not be effective until the holder provides the UBS Entities with the information necessary to effect the transfer of the eligible ARS back into the UBS Entity account in which they were previously held. You must provide transfer instructions to ensure that your ARS are returned to the account with the UBS Entities in which they were originally held.

The offer

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If you are a delivery vs. payment client, you need to sign an acceptance form to open a new account at UBS and deliver your eligible ARS free of payment via the Depository Trust & Clearing Corporation.

A UBS Entity will send you a confirmation notifying you that your acceptance has become effective.

Eligible Holders who are advised by the UBS Entities

Although acting as agents for UBS AG, the UBS Entities will be acting as principals when purchasing the ARS for their own accounts, or effecting sales to third parties to facilitate restructuring, dispositions or other solutions that will result in par being paid to Eligible Holders. The UBS Entities will not charge a commission for transactions under the offer. In addition, the UBS Entities do not expect to make a profit on later resale of the eligible ARS purchased under the offer because the eligible ARS are generally bought and sold at prices not greater than par. However, the UBS Entities do expect to receive interest or dividends on the eligible ARS after purchasing them, and the amount of this interest or dividends in the future may be greater than it is today (due to the floating nature of dividend or interest provisions on certain ARS) or greater than on comparable securities. Furthermore, the UBS Entities may earn fees in the future in connection with refinancing, resecuritization or other restructuring of the eligible ARS or other ARS held by the UBS Entities or by their clients.

The UBS Entities may act as investment advisers to some Eligible Holders. Furthermore some of these Eligible Holders may hold their eligible ARS in a discretionary account at the UBS Entities, where the UBS Entities have discretion to trade on these holders' behalf. In the case of Eligible Holders where the UBS Entities act as an investment advisors in a discretionary account, because the UBS Entities may act as principals in the offer, these Eligible Holders may need to consent to any sale of their ARS to the UBS Entities pursuant to the ARS Rights or to any exercise of discretion by the UBS Entities, to the extent that the UBS Entities are the purchasers in these transactions. The enclosed acceptance form that an Eligible Holder must use to accept the offer constitutes this consent, to the extent legally required. In disposing of the ARS, the UBS Entities will be acting in their capacity as broker-dealers and will execute these transactions on a principal basis (meaning that the UBS Entities will be party to the transaction for their own account). That is the case regardless of the type of account in which you currently hold your ARS at the UBS Entities or the account agreement covering those securities. In this regard, the terms and conditions of the offer, including the UBS Entities' role as broker-dealer, their ability to sell the ARS on a principal basis, and your grant of limited discretion to sell these your eligible ARS supersede and amend conflicting terms and conditions included in your UBS account agreements or other documents which you may have previously executed with the UBS Entities. If you hold your ARS in a UBS advisory or discretionary account, you should note that the terms, conditions and obligations under those agreements will no longer apply to your ARS.

If you hold eligible ARS in a discretionary account at one of the UBS Entities and do not choose to accept the offer, your investment adviser at the UBS Entities may not accept the offer for you. If you want to accept the offer, you should follow the procedures described above in "—Eligible Holder's acceptance of the offer."

The offer

Commencing on or about October 31, 2008, UBS AG, through the UBS Entities as its agents, will offer to purchase at par eligible ARS from holders of Series G ARS Rights. The exercise period for the Series G ARS Rights will remain open until January 30, 2009.

If an ARS Right is not exercised by the holder on or prior to the expiration date, that ARS Right will expire and will be of no further value to the holder.

The offer

UBS AG is the registrant with respect to the registration statement of which this prospectus forms a part. However, UBS AG will delegate portions of its performance obligations in respect of the ARS Rights to the UBS Entities as its agents, and will also delegate to the UBS Entities its rights to sell or otherwise dispose of, and/or enter in the auction process with respect to, eligible ARS. UBS AG will retain ultimate responsibility with respect to the satisfaction of the performance obligations under the ARS Rights.

The UBS Entities will exercise their right to acquire Eligible Holders' eligible ARS on or about October 31, 2008 or, if later, within a short time period after the effectiveness of the holders' acceptance of the offer.

ARS purchase procedures

Pursuant to the Settlement, the following purchase procedures will apply to Eligible Holders who validly accept the offer:

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Offer by UBS AG:    UBS AG, through the UBS Entities as its agents, will offer to purchase eligible ARS at par from Eligible Holders during the period commencing on October 31, 2008 and ending on January 30, 2009. Eligible Holders may enter a sell order to sell their eligible ARS at par to the UBS Entities at any time during this time period. Once an Eligible Holder has entered this sell order, the order cannot be withdrawn and the order will settle as described below under "Settlement."

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Discretionary sales on behalf of Eligible Holders:    Starting on the business day following the date on which an Eligible Holder's acceptance is effective, the UBS Entities shall be authorized to exercise the sole discretion and right on that holder's behalf to effect sales or other dispositions of, and/or enter orders in the auction process with respect to, eligible ARS, including but not limited to secondary sales, without prior notification, so long as par is returned to the Eligible Holder in the event of a sale or other disposition. The purpose of this right (which is similar to a call right) is to permit the UBS Entities to mitigate potential damages by executing restructurings or other transactions while still returning par to Eligible Holders. The UBS Entities will exercise this right to acquire Eligible Holders' eligible ARS not later than October 31, 2008 or, if later, within a short time period after the effectiveness of the holders' acceptance of the offer. The UBS Entities will make Eligible Holders whole at par if any discretionary sale occurs below par. The UBS Entities will exercise this discretion solely for the purpose of facilitating restructurings, dispositions or other solutions.

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Settlement:    All sales and purchases described above will settle one business day after the sales or purchase order is executed. In cases of issuer restructurings, redemptions or other actions or dispositions, or any other dispositions involving third parties in addition to the UBS Entities, the UBS Entities will not be responsible for the timing of the settlement.

UBS AG agrees that it will not take advantage of restructurings, dispositions or other liquidity solutions for ARS that any UBS Entity holds in inventory from and after the date of this prospectus without making the same solution available as soon as practicable to Eligible Holders who hold the same ARS by CUSIP number in their UBS account.

TERMS OF THE OFFER

UBS AG, through the UBS Entities as its agents, is offering the ARS Rights to Eligible Holders pursuant to this prospectus. The ARS Rights will obligate UBS AG, through the UBS Entities as its agents, to purchase tax-exempt auction preferred stock from Eligible Holders as described below.

The offer

The ARS Rights will be denominated in accordance with the number of shares of these securities.

Eligible Holders may exercise their ARS Rights by entering a sell order to sell their eligible ARS at par to the UBS Entities at any time during the period in which the applicable ARS Rights are exercisable.

Eligible Holders are urged to ascertain the following information as soon as practicable: (1) their amount of eligible ARS, by CUSIP; (2) dividend reset/payment date frequency for eligible ARS; (3) the purchase date(s) for eligible ARS; and (4) the most recent rate information, where information is available on a reliable basis to UBS AG or the UBS Entities, for eligible ARS. Holders may determine this information by calling their UBS Financial Advisor or Branch Manager at the number listed in the cover letter accompanying this prospectus; the most recent rate information is also available by accessing www.ubs.com/auctionratesecurities.

If your ARS are held outside of your account at the UBS Entities in which they were held on July 15, 2008, you will need to transfer the ARS back to that account at the UBS Entities prior to November 14, 2008 (unless such date is extended by UBS AG) in order to accept the offer. The way that you must transfer your ARS into the account in which the ARS were held on July 15, 2008 will depend upon where your ARS are held now.

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If your ARS are held in an account outside of the UBS Entities, you must complete the relevant information in your offer acceptance form.

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If your ARS are held in an account (other than a UBS loan pledge account) at one of the UBS Entities that is a different account than your ARS were held in on July 15, 2008, you must contact your UBS Financial Advisor or Branch Manager to request that your ARS be transferred to the UBS account in which your ARS were held in on July 15, 2008.

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If you are a delivery vs. payment client, you need to sign an acceptance form to open a new account at a UBS Entity and deliver your eligible ARS free of payment to the UBS Entity via the Depository Trust & Clearing Corporation.

In exchange for the issuance of the ARS Rights, Eligible Holders will grant to the UBS Entities the sole discretion and right to sell or otherwise dispose of, and/or enter orders in the auction process with respect to, ARS on their behalf. The purpose of this right (which is similar to a call right) is to permit the UBS Entities to mitigate potential damages by executing restructurings and other transactions while still returning par to Eligible Holders. Eligible Holders will be entitled to receive par regardless of the amount actually received by the UBS Entities in the sale or disposition.

The UBS Entities will be able to exercise the sole discretion and right to sell or otherwise dispose of, and/or enter orders in the auction process with respect to, ARS on the business day following the date on which a holder accepts the offer regardless of whether the holder accepts the offer prior to November 14, 2008. Therefore, the UBS Entities may be able to exercise this right after you choose to accept the offer but before your exercise period begins, and thus before you may exercise your right to sell your ARS to the UBS Entities. The use of the sole discretion and right to sell or otherwise dispose of, and/or enter orders in the auction process with respect to, ARS by the UBS Entities will be for the purpose of facilitating restructurings, dispositions or other solutions that will result in par value payments for Eligible Holders. For example, the UBS Entities may work with the issuer of a particular series of ARS to structure a refinancing in which the issuer will issue a new security and use the proceeds to purchase its ARS. In that situation, the UBS Entities would utilize this right to deliver the ARS of that series held by Eligible Holders, resulting in a return of par to the holder. The UBS Entities will not exercise this right to take an investment position in any ARS.

The offer

The UBS Entities will exercise their right to acquire Eligible Holders' eligible ARS on or about October 31, 2008 or, if later, within a short time period following the effectiveness of holders' elections to accept the offer. As described in the press release issued by UBS AG on July 15, 2008, the UBS Entities intend to finance these repurchases of tax-exempt auction preferred stock through the issuance of remarketed preferred securities to be issued by a newly-created trust, but the offer is not contingent on this financing. The trust will be controlled by UBS AG and will hold the purchased ARS.

UBS AG and the UBS Entities may continue to participate in auctions or future remarketings of eligible ARS after the date of this prospectus. See "Risk factors—The UBS entities and other unaffiliated financial institutions may continue to participate in auctions or future remarketings of eligible ARS." You may request, at no cost, information as to UBS AG's material auction practices and procedures by calling the UBS Auction Rate Securities Client Service Center at 1-800-253-1974. Holders outside the United States may call collect at +1-201-352-0105. Alternatively, this information is available at www.ubs.com/auctionratesecurities and has been filed with the SEC as an exhibit to the registration statement of which this prospectus is a part.

UBS AG and the UBS Entities may purchase eligible ARS from holders outside of the offer at times and on terms other than those provided in the offer. Any such purchases from Eligible Holders will be made at par and any such purchases from other holders will be made at a price not greater than par.

All sales and purchases made pursuant to the exercise of ARS Rights or discretion by the UBS Entities to sell or otherwise dispose of, and/or enter orders in the auction process with respect to, ARS will settle the business day following the day on which the applicable sale or purchase order is executed. In cases of issuer restructurings, redemptions or other actions or dispositions, or any other dispositions involving third parties in addition to the UBS Entities, the UBS Entities will not be responsible for the timing of the settlement.

Any Eligible Holders who do not timely accept the offer will not be entitled to exercise any ARS Rights and will not otherwise be entitled to have the UBS Entities purchase any of their eligible ARS. To accept the offer, Eligible Holders must complete the accompanying acceptance form and transmit the form to the UBS Entities in accordance with the instructions set forth therein no later than November 14, 2008 (or any such later date on which the UBS Entities, on behalf of UBS AG, agree to receive acceptances of the offer). Eligible Holders transmitting election forms to the UBS Entities after November 14, 2008 (or any later date) will not be entitled to the benefits of the offer. To accept all offers, an Eligible Holder needs to return every acceptance form that was sent to the Eligible Holder. The method of transmission of the election form is at the risk of the holder. We encourage all Eligible Holders desiring to participate in the offer to transmit their acceptance form to the UBS Entities as promptly as practicable.

An Eligible Holder who validly accepts the offer may, at any time, elect to sell or otherwise transfer some or all of its eligible ARS to a party other than the UBS Entities. Upon such sale or other transfer, the holder will be deemed to have declined the offer with respect to those eligible ARS, and the transferred ARS will cease to be eligible ARS for purposes of the offer and any related ARS Rights held by such Eligible Holder will be cancelled. If the sale or other transfer was at less than par, UBS AG shall not be obligated to pay the shortfall in such sale. If the holder still has eligible ARS in an account at the UBS Entities after that sale, the remaining ARS shall continue to be entitled to all of the benefits of the offer.

Holders who have taken loans from UBS Bank USA or its affiliates under previous ARS loan programs, and who accept the offer, must repay all 100% loan-to-par value loans upon the commencement of the exercise period or, if later, upon the effectiveness of the holder's election to accept the offer. Eligible Holders who have taken loans from UBS Bank USA or its affiliates under

The offer

previous ARS loan programs, and who do not accept the offer, must repay all 100% loan-to-par value loans in a timely manner. UBS Bank USA and its affiliates reserve all of their rights and remedies under the applicable loan documents with respect to holders who do not accept the offer.

The UBS Entities may, on behalf of UBS AG, in their discretion and upon showing of good cause, waive compliance with any of the terms or conditions of the offer.

In the event that there are any material amendments or changes to the offer, UBS AG will file one or more prospectus supplements and/or free writing prospectuses with the SEC in compliance with relevant SEC rules that will disclose the amendment or change.

If UBS AG extends the duration of this offer, it will publicly announce any such extension no later than 9:00 am (New York City time) on the business day immediately following the previously scheduled offer expiration date. UBS AG will make such public announcement by issuing a press release announcing the extension, and by filing a free writing prospectus with the SEC containing all material information regarding the extension. Notice of the extension will also be posted at www.ubs.com/auctionratesecurities, and information regarding any extension can be obtained from your UBS Financial Advisor or Branch Manager at the number listed on the cover letter accompanying this prospectus.

For additional information regarding the offer, you may call your UBS Financial Advisor or Branch Manager at the number listed on the cover letter accompanying this prospectus.

 The concurrent offer

On August 8, the UBS Entities entered into settlements in principle with each of the Division of Enforcement of the SEC, the NYAG and other state agencies represented by NASAA, including the Massachusetts Securities Division, to settle investigations by each of these agencies of the UBS Entities relating to their sale and marketing of ARS. The UBS Entities have executed a final settlement with the Massachusetts Securities Division. Each of the settlements contains substantially identical terms. Pursuant to the Settlement, in order to provide liquidity to holders of ARS, the UBS Entities agreed to offer to purchase ARS from holders who are eligible to participate.

Concurrently with this offer, pursuant to the Settlement, UBS AG will deliver a separate prospectus to, among others, holders who held ARS in accounts with the UBS Entities on February 13, 2008, and are otherwise eligible to participate in the offer under that prospectus. UBS AG is offering these holders ARS Rights, Series A, B and C. These ARS Rights will provide these holders with the right to require the UBS Entities to purchase their eligible ARS for cash at par if they accept the concurrent offer. By so doing, these holders will have granted the UBS Entities authority to exercise discretion on their behalf to effect sales or other dispositions of, and/or enter orders in the auction process with respect to, their eligible ARS. In addition, these holders will have access to a no net cost loan program, special FINRA arbitration procedures in order to pursue consequential damages, and the right to be made whole in the event that these holders sold ARS below par between February 13, 2008 and September 15, 2008. The UBS Entities will provide an offer period to holders eligible to participate in the concurrent offer that will commence on October 7, 2008 and will end on November 14, 2008. Since holders eligible for the offer being made pursuant to this prospectus did not hold eligible ARS in accounts at the UBS Entities on February 13, 2008, they are not eligible holders for purposes of the concurrent offer and are not entitled to the same benefits. Nonetheless, UBS AG is offering to eligible holders pursuant to this prospectus ARS Rights, Series G.

Funding of the offer

The UBS Entities will finance purchases of eligible ARS pursuant to the offer or upon exercise of the discretion granted by Eligible Holders from available cash.

Use of proceeds

UBS AG will not receive cash proceeds from the offer.

 Description of securities

DESCRIPTION OF THE ARS RIGHTS

Set forth below is a summary of the material terms of the ARS Rights. This description is not complete and is qualified in its entirety by reference to the forms of ARS Rights, which have been filed as an exhibit to the registration statement of which this prospectus forms a part.

Each Eligible Holder of eligible ARS who validly accepts the offer will receive Series G ARS Rights. The ARS Rights represent a contractual agreement between the Eligible Holder and UBS AG that will rank senior to UBS AG's ordinary shares. Each holder of an ARS Right will be entitled to cause UBS AG to purchase the eligible ARS that corresponds to that ARS Right and is held by the Eligible Holder, as described in "The offer—Terms of the offer." The ARS Rights will be distributed at the time the holder accepts the offer as described above under "The offer—Background and reasons for the offer—The Settlement—Eligible Holder's acceptance of the offer" and below under "—Distribution of ARS Rights and notification of holders."

UBS AG is the registrant with respect to the registration statement of which this prospectus forms a part. However, UBS AG will delegate portions of its performance obligations in respect of the ARS Rights to the UBS Entities, and will also delegate to the UBS Entities its sole discretion and rights to exercise discretion to sell or otherwise dispose of eligible ARS.

RECORD DATE

The record date for the distribution of the ARS Rights will be the acceptance date for the Eligible Holder. The acceptance period commences October 7, 2008 and ends on November 14, 2008, unless extended by UBS AG.

DISTRIBUTION OF ARS RIGHTS AND NOTIFICATION OF HOLDERS

This prospectus and the accompanying cover letter and acceptance form constitute notification to Eligible Holders of their option to receive ARS Rights that correspond to their eligible ARS. The ARS Rights will be distributed to each Eligible Holder that validly accepts the offer when the holder acceptance becomes effective.

TRADING AND SALE OF ARS RIGHTS

The ARS Rights are not transferable, tradeable or marginable and will not be listed on any securities exchange or any electronic communications network.

EXPIRATION OF ARS RIGHTS ACCEPTANCE PERIOD

The acceptance period for the offer begins on the date of this prospectus and ends on November 14, 2008 (unless extended by UBS AG). At that time, any holder who has not delivered an acceptance form indicating its desire to accept will lose the right to accept the offer and will therefore lose the right to receive ARS Rights.

The ARS Rights expire at 12:00 pm (New York City time) on January 30, 2009, unless extended by UBS AG in its sole discretion.

GLOBAL SECURITIES, DELIVERY AND FORM

The ARS Rights will be issued in the form of one or more fully-registered global ARS Rights that will be deposited with one of the UBS Entities and registered in that entity's name on behalf of the beneficial owners of the ARS Right. The global ARS Rights may be transferred in whole and not in part and only with the consent of UBS AG.

 United States federal income tax considerations

General

The following is a general discussion of certain federal income tax consequences of the offer and the transactions contemplated by the offer. It applies to you only if you are a taxpayer who accepts the offer and who purchased eligible ARS at a price equal to their liquidation preference. This discussion is a summary for general information purposes only and does not consider all aspects of federal income taxation which may be relevant to you in light of your individual circumstances.

Sale of eligible ARS pursuant to the ARS Rights or otherwise

You will not recognize income, gain or loss on any sale of eligible ARS if the amount received in such sale is equal to the liquidation preference of ARS sold. If you sell eligible ARS for an amount that includes amounts attributable to accrued but unpaid dividends, you generally will recognize gain for federal income tax purposes in an amount equal to such accrued but unpaid dividends. Any such gain will generally be capital gain and will generally be long-term capital gain if you held the eligible ARS for more than one year at the time you accept the offer. Otherwise, the gain will generally be short-term capital gain.

You are urged to consult with your own tax adviser regarding the federal income tax consequences to you of accepting the offer in your particular circumstances.

 ERISA considerations

The following is a summary of certain considerations that may be relevant to Eligible Holders that are subject to Title I of the Employee Retirement Income Security Act of 1974 (ERISA) or Section 4975 of the Internal Revenue Code (the Code). This discussion is necessarily general and does not address all aspects of issues that may arise under ERISA or the Code. No assurance can be given that future legislation, administrative rulings, court decisions or regulatory action will not modify the conclusions set forth in this discussion.

FIDUCIARY DUTIES

If you are a fiduciary of an employee benefit plan subject to Title I of ERISA, a plan subject to Section 4975 of the Code, or an entity whose underlying assets include plan assets by reason of a plan's investment in such entity pursuant to 29 C.F.R. 2510.3-101, as modified by Section 3(42) of ERISA (together, Benefit Plan Investors), you should review the fiduciary standards of ERISA and the Benefit Plan Investor's particular circumstances before choosing to accept the offer described in this prospectus on behalf of such Benefit Plan Investor or choosing to exercise such Benefit Plan Investor's right to sell its eligible ARS to the UBS Entities. You should consider whether the Benefit Plan Investor's acceptance of an offer or sale of its eligible ARS would satisfy the prudence and diversification requirements of ERISA and whether the investment would be consistent with the terms of the underlying plan or plans and the other agreements which apply to investments by such Benefit Plan Investor.

If you are a fiduciary of a pension, profit-sharing or other employee benefit plan or Benefit Plan Investor or the owner of an individual retirement account, or IRA, or participant in a Keogh plan and you have delegated the power to make investment decisions with respect to the ARS held in your account to one of the UBS Entities or another of our affiliates (a UBS Investment Manager), the UBS Investment Manager will not be permitted to make the decision to accept this offer on behalf of such Benefit Plan Investor. If you wish to accept the offer of the ARS Rights, you must do so directly as described above in "The offer—Eligible Holder's acceptance of the offer."

PROHIBITED TRANSACTIONS

A fiduciary of a Benefit Plan Investor subject to Title I of ERISA, as well as a person making investment decisions on behalf of an IRA or a Keogh plan for one or more self-employed persons, should also consider whether the acceptance of the offer of the ARS Rights or the exercise of the ARS Rights by the Benefit Plan Investor or by the UBS Entities could result in a "prohibited transaction." ERISA and the Code prohibit Benefit Plan Investors from engaging in certain transactions involving plan assets with persons who are parties in interest under ERISA or disqualified persons under the Code with respect to the Benefit Plan Investor. A violation of these rules may result in a substantial excise tax under the Code and other liabilities under ERISA. There are a variety of class, statutory and individual exemptions from the prohibited transaction rules available, but even if the conditions of an exemption are met, the scope of relief provided by such exemption may not necessarily cover all acts that might be construed as prohibited transactions under ERISA and the Code. Employee benefit plans that are governmental plans, foreign plans or church plans generally are not subject to the prohibited transaction rules or fiduciary standards of ERISA, but may be subject to similar rules and should consult their own advisors to determine if acceptance of the offer or the exercise of the ARS by either the plan or by the UBS Entities would result in a violation of such rules.

UBS AG, the UBS Entities and other of our affiliates may each be considered a "party in interest" within the meaning of ERISA or a "disqualified person" within the meaning of Section 4975 of the

ERISA considerations

Code with respect to a Benefit Plan Investor (for example, because they provide investment management, brokerage or other financial services to the Benefit Plan Investor). If UBS AG, the UBS Entities or any of our affiliates is a party in interest or disqualified person with respect to a Benefit Plan Investor, that Benefit Plan Investor's acceptance of the offer of the ARS Rights, the sale of its ARS to the UBS Entities or a loan from UBS Bank to that Benefit Plan Investor could constitute a prohibited transaction under ERISA or the Code, unless such acceptance, sale or loan occurs pursuant to and in accordance with an applicable class, statutory or individual exemption. Any Benefit Plan Investor proposing to accept this offer or exercise its right to sell its eligible ARS to UBS AG or borrow from UBS Bank pursuant to an ARS Right should consult with its own counsel regarding the applicability of the prohibited transaction rules and any applicable exemptions thereto.

If the UBS Entities exercise the right to sell or otherwise dispose of and/or enter orders in the auction process with respect to eligible ARS on behalf of a Benefit Plan Investor, such actions could constitute a prohibited transaction under ERISA or the Code, but such actions may be permitted under a class, statutory or individual exemption.

By validly accepting this offer, Benefit Plan Investors will be granting the UBS Entities the discretion and right to sell or otherwise dispose of, and/or enter orders in the auction process with respect to, eligible ARS on their behalf. For certain Benefit Plan Investors that retain UBS AG, the UBS Entities and their affiliates as investment managers with the discretion to make decisions for their accounts, including the decision to exercise the Benefit Plan Investors' rights to sell its eligible ARS to UBS AG pursuant to the ARS Rights, or to apply for a loan from UBS Bank, the acceptance of this offer will also grant the UBS Entities or their affiliates the authority to sell the Benefit Plan Investors' ARS to UBS AG pursuant to the terms of the ARS Rights or to enter into a loan from UBS Bank. If the UBS Entities exercise their discretion under the ARS Rights in any of these ways, the sale or disposal of the Benefit Plan Investors' eligible ARS and/or the loan between the Benefit Plan Investors and UBS Bank could be treated as a prohibited transaction under ERISA or Section 4975 of the Code.

UBS has applied to the US Department of Labor for individual exemptions from the prohibited transaction provisions of ERISA and the Code for these transactions, and believes it is likely that these exemptions will be granted and given retroactive effect. Until these exemptions are granted and given retroactive effect, the UBS Entities do not intend to exercise their discretion to enter into any of these transactions on behalf of any Benefit Plan Investors. There are also existing class and statutory exemptions which may provide adequate relief for certain of these potential prohibited transactions. However, if the UBS Entities enter into any of these transactions before the proposed individual prohibited transaction exemptions have been granted and no other class or statutory exemption is available, the transactions could be treated as prohibited transactions. There can be no assurance if, or when, the US Department of Labor will grant the requested exemptions or that, if granted, they will be given retroactive effect. Benefit Plan Investors who hold tax-exempt auction preferred stock may want to exercise their right to sell those eligible ARS to UBS pursuant to their ARS Rights when their offer period commences, as UBS AG does not intend to exercise its discretion to sell or otherwise dispose of these securities until these exemptions are granted.

The above is a summary of the material considerations applicable to Eligible Holders that are employee benefit plans, IRAs, and other entities that are subject to Title I of ERISA or Section 4975 of the Code. It is not intended to be a complete discussion, nor is it to be construed as legal advice or a legal opinion, and such Eligible Holders should consult their own counsel on these matters.

 Plan of distribution

The opportunity to elect to participate in the offer, and thus to receive the ARS Rights, will commence on October 7, 2008 and end on November 14, 2008 (unless extended by UBS AG). This prospectus, along with related materials, will be distributed to Eligible Holders of the existing ARS that are subject to the offer. The ARS Rights will evidence the obligation of the UBS Entities to purchase ARS at par from the Eligible Holders who validly accept the offer. If an Eligible Holder wishes to exercise its right to receive ARS Rights, that holder should accept the offer by completing the accompanying acceptance form and transmitting it to the UBS Entities. See "The offer—Background and reasons for the offer—The Settlement—Eligible Holder's acceptance of the offer."

The ARS Rights are not transferable, tradeable or marginable, and will not be listed on any securities exchange or any electronic communications network. In exchange for the ARS Rights, Eligible Holders who validly accept the offer will grant to the UBS Entities the sole discretion and right to sell or otherwise dispose of, and/or enter orders in the auction process with respect to, the eligible ARS on behalf of these Eligible Holders, so long as the UBS Entities return par to these holders in the event of any sale or other disposition. The purpose of this discretion is to permit the UBS Entities to mitigate potential damages by executing restructurings and other transactions while still returning par to Eligible Holders. The UBS Entities will exercise discretion to acquire Eligible Holders' eligible ARS on or about October 31, 2008 or, if later, within a short period of time after the effectiveness of the holders' elections to accept the offer.

We will not offer the ARS Rights for sale to or through underwriters, dealers or agents. We are not paying any commissions, fees, or discounts in connection with this offer of ARS Rights.

Validity of the securities

The validity of these securities will be passed upon for UBS AG by Covington & Burling LLP as to matters of New York law and Homburger AG as to matters of Swiss law.

Experts

The consolidated financial statements of UBS AG appearing in UBS AG's Annual Report on Form 20-F for the year ended December 31, 2007, and the effectiveness of UBS AG's internal control over financial reporting as of December 31, 2007 have been audited by Ernst & Young Ltd., independent registered public accounting firm, as set forth in their reports thereon, included therein and in the amendments to that report on Form 20-F/A, and incorporated herein by reference. Such consolidated financial statements as of December 31, 2007 are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

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AUCTION RATE SECURITIES RIGHTS SERIES G
Cautionary note regarding forward-looking statements
Incorporation of certain information by reference
Where you can find more information
Presentation of financial information
Limitations on enforcement of US laws against UBS AG, its management and others
Summary
Risk factors
Questions and answers about the offer
UBS AG
Recent developments
Capitalization of UBS AG
The offer
The concurrent offer
Funding of the offer
Use of proceeds
Description of securities
United States federal income tax considerations
ERISA considerations
Plan of distribution
Validity of the securities
Experts